                                                                    Exhibit 99.1

QIAGEN Opens North American Headquarters in Montgomery County, Maryland

Venlo, The Netherlands, January 11, 2002 - QIAGEN N.V. (Nasdaq: QGENF, Neuer
Markt: QIA; Easdaq: QGEN) announced today the opening of its new, state-of-the-art research and manufacturing complex in Germantown, Maryland.

QIAGEN Sciences, Inc., the company's wholly owned U.S. subsidiary, completed the 200,000 square-foot headquarters in less than two years and plans to employ more than 300 trained workers and scientists to manufacture and develop products for the separation, purification and handling of nucleic acids for the steadily growing US life science markets.

QIAGEN's carefully planned facility consists of several buildings in a campus-like arrangement, situated on 24 acres. It will accommodate more than 200 employees in manufacturing as well as 100 employees in research and development. Manufacturing activities will start by the end of February.

"We are pleased to present this state-of-the-art manufacturing site and world-class research facility to Montgomery County and the State of Maryland," said Dr. Metin Colpan, Chief Executive Officer of QIAGEN. "We believe the quality of work and research performed here will make a significant contribution to our products and services and therefore to the fast-moving life science revolution."

Peer M. Schatz, Chief Financial Officer of QIAGEN added: "QIAGEN generates approximately 60 percent of its consolidated revenues in the United States. In addition to enhancing and expanding QIAGEN's manufacturing base, the new Germantown manufacturing facilities should have a positive impact on the Company's exposure to currency fluctuations, as well as enhance logistics."

"We chose Montgomery County for our U.S. headquarters because it allows us to be close to our customers and provides an excellent environment for expanding our R&D program," said Michael W. Burgett, Vice President of North American Operations and General Manager of the Germantown manufacturing and research facilities. "Montgomery County also has a large commercial and academic biotechnology base which is very attractive to us," he added.

"We are proud to welcome QIAGEN Sciences to Maryland and to our growing family of international scientific companies," said Governor Parris N. Glendening, who first met with QIAGEN officials in 1999. "The arrival of this biotech leader supports our commitment to attracting economic development and reinforces Maryland's position as a pro-business state, which offers outstanding assets - including a highly skilled workforce - to the biotechnology and pharmaceutical industry."

QIAGEN Sciences, Inc. will become the new North American headquarters for manufacturing, production, research and development. QIAGEN customers are involved in research across the many fields of life sciences, including in genomics, proteomics, gene therapy, drug development, and DNA-based molecular diagnostics. The customer base includes many well-known educational institutions such as the National Institutes of Health (NIH), Harvard University, Baylor College of Medicine, University of California Los Angeles, as well as medical research centers such as Cedars Sinai, and biotechnology and pharmaceutical companies such as Bristol Myers Squibb, Hoffmann-La Roche and many others.

About QIAGEN N.V.

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia and Canada, believes it is the world's leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification,

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002 as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,700 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's, products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

                                       ###

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002